Exhibit 21

Subsidiaries of the Registrant

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Wise Alloys Finance Corporation	Delaware
Wise Alloys LLC	Delaware
Wise Recycling LLC	Maryland
Wise Warehousing LLC	Delaware
Wise Recycling West LLC	Delaware
Wise Recycling Texas LLC	Delaware
Listerhill Total Maintenance Center LLC	Delaware